N E W S R E L E A S E

September 22, 2006

TABAKOTO MINE UPDATE

Nevsun Resources Ltd. (NSU-TSX and AMEX) is providing a further update on progress with its Tabakoto Mine in Mali. As mentioned in the Company’s Q2 MD&A, it was expected that Tabakoto Mine would be cash positive in September. In part, as a result of weather related problems, the Company does not expect Tabakoto will be cash positive this month. While August results met internal targets, wet conditions for the past three weeks have caused mill throughput to be lower than plan. The mined grade has gradually increased with depth in the pit but overall grade has not yet reached projected levels. Mill recoveries are in the order of 95%. Thus the combination of lower than planned grade and throughput will result in a cash negative operating month and quarter for the first full quarter of operations.

Now that the Tabakoto mine has been commissioned the Company is looking to take advantage of historically strong gold prices to expand its operations to bring value to shareholders. Nevsun’s COO, Gerry Gauthier, has been on site reviewing both near-term operations as well as looking at medium term opportunities to commence mining the nearby Segala deposit in early 2007.

It is anticipated that an expanded Tabakoto operation that includes mining the Segala deposit will enhance the economics of the project with improved economies of scale. Additional targets have been modeled on a preliminary basis and it is apparent that they can ultimately provide mill feed and enhanced gold production to the project. Their inclusion into a longer term mining plan is ongoing.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could cause such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding future operation plans, future production and financial projections.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer NSU06-23	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com